

06018381

82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEGAL ENTITY REPORT

Barclays Global Investors, N.A.	44,469,001
Barclays Bank Trust Company Ltd	246,857
Barclays Global Investors Canada Ltd	240,488
Barclays Private Bank and Trust Ltd	4,009
Barclays Global Investors Ltd	42,913,717
Barclays Private Bank Ltd	1,382,387
Barclays Global Investors Japan Trust & Banking	3,711,854
Barclays Global Investors Japan Ltd	396,952
Barclays Capital Inc	251,220
Barclays Life Assurances Co Ltd	6,175,779
Barclays Capital Securities Ltd	15,216,467
Barclays Global Investors Australia Ltd	2,027,767
Barclays Bank plc	234,000
Barclays Global Fund Advisors	10,881,874
Barclays Private Bank and Trust Ltd	269,544
	128,421,916

REGISTERED HOLDERS REPORT

Bank of Ireland	64,551
Bank of New York	230,968
Barclays Capital Nominees Limited	15,199,899
Barclays Trust Co as Exec/Adm	1,475
BNP Paribas	271,909
Barclays Capital Securities Ltd	234,000
Barclays Capital Securities Ltd	251,220
Barclays Capital Securities Ltd	16,568
Barclays Global Investors Canada	240,488

dlg 11/14

Barclays Trust Co & Others	49,940
Barclays Trust Co DMC69	23,429
Barclays Trust Co E99	1,158
Barclays Trust Co R69	170,855
Chase Nominees Ltd	1,622,673
Chase Nominees Ltd	16,528,344
Chase Nominees Ltd	1,394,944
CIBC Mellon Global Securities	204,605
Clydesdale Nominees HGB0125	6,080
Clydesdale Nominees HGB0125	15,308
Clydesdale Nominees HGB0125	981
Clydesdale Nominees HGB0125	4,408
Clydesdale Nominees HGB0125	4,010
Clydesdale Nominees HGB0125	1,661
Clydesdale Nominees HGB0125	1,638
Clydesdale Nominees HGB0125	5,029
Clydesdale Nominees HGB0125	5,187
Clydesdale Nominees HGB0125	6,709
Clydesdale Nominees HGB0125	3,213
Clydesdale Nominees HGB0125	4,687
Clydesdale Nominees HGB0125	1,824
Clydesdale Nominees HGB0125	1,539
Clydesdale Nominees HGB0125	24,424
Clydesdale Nominees HGB0125	2,725
Clydesdale Nominees HGB0125	7,612
Clydesdale Nominees HGB0125	2,705
Clydesdale Nominees HGB0125	17,753
Clydesdale Nominees HGB0125	1,764
Clydesdale Nominees HGB0125	2,902
Clydesdale Nominees HGB0125	1,748
Clydesdale Nominees HGB0125	2,281
Clydesdale Nominees HGB0125	3,562
Clydesdale Nominees HGB0125	2,274
Clydesdale Nominees HGB0125	1,771
Clydesdale Nominees HGB0125	2,420
Clydesdale Nominees HGB0125	1,465
Clydesdale Nominees HGB0125	10,327
Clydesdale Nominees HGB0125	2,216
Clydesdale Nominees HGB0125	2,702
Clydesdale Nominees HGB0125	2,556
Clydesdale Nominees HGB0125	2,011
Clydesdale Nominees HGB0125	2,283
Clydesdale Nominees HGB0125	4,524
Clydesdale Nominees HGB0125	2,756
Clydesdale Nominees HGB0125	6,205
Clydesdale Nominees HGB0125	3,045
Clydesdale Nominees HGB0125	2,113
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	1,782
Clydesdale Nominees HGB0125	23,501

Clydesdale Nominees HGB0125	3,659
Clydesdale Nominees HGB0125	20,404
Clydesdale Nominees HGB0125	1,262
Clydesdale Nominees HGB0125	2,518
Clydesdale Nominees HGB0125	1,274
Clydesdale Nominees HGB0125	1,683
Clydesdale Nominees HGB0125	1,888
Clydesdale Nominees HGB0125	2,525
Clydesdale Nominees HGB0125	2,000
Clydesdale Nominees HGB0125	1,605
Clydesdale Nominees HGB0125	2,070
Clydesdale Nominees HGB0225	3,250
Clydesdale Nominees HGB0225	4,229
Clydesdale Nominees HGB0225	9,547
Clydesdale Nominees HGB0225	2,185
Clydesdale Nominees HGB0225	529
Clydesdale Nominees HGB0 325	1,875
Clydesdale Nominees HGB0 325	1,700
Investors Bank and Trust Co	38,028,388
Investors Bank and Trust Co	10,881,874
JP Morgan (BGI Custody)	793,579
JP Morgan (BGI Custody)	192,302
JP Morgan (BGI Custody)	2,504,128
JP Morgan (BGI Custody)	423,288
JP Morgan (BGI Custody)	300,811
JP Morgan (BGI Custody)	511,823
JP Morgan (BGI Custody)	24,447,289
JP Morgan (BGI Custody)	54,904
JP Morgan (BGI Custody)	250,860
JP Morgan Chase Bank	2,027,767
JP Morgan Chase Bank	106,911
JP Morgan Chase Bank	3,711,854
JP Morgan Chase Bank	270,966
Mellon Trust of New England	274,885
Master Trust Bank	42,349
Mellon Trust – US Custodian	589,857
Mitsui Asset	56,080
Northern Trust Bank – BGI Sepa	1,229,892
Reflex Nominees Limited	4,009
State Street Bank & Trust – WI	704,051
State Street Boston	2,022,051
State Street Trust of Canada	473,404
The Northern Trust Company – U	332,080
Trust & Custody Services Bank	27,557
Zeban Nominees Limited	1,382,387
	128,421,916

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 27 October 2006

11. Date company informed

2 November 2006

12. Total holding following this notification

128,421,916 shares

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

3 November 2006